Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
Facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

October 31, 2017

John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bendon Group Holdings Limited

Draft Registration Statement on Form F-4

Submitted September 12, 2017

CIK No. 0001707919

Dear Mr. Reynolds:

On behalf of Bendon Group Holdings Limited (“Company”), we respond as follows to the Staff’s comment letter, dated October 6, 2017, relating to the above-captioned draft Registration Statement on Form F-4 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the original Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Summary of the Proxy Statement/Prospectus, page 7

1.	Please provide the disclosure required by Item 3(h) and (k) of Form F-4.

We have revised the disclosure on pages 2 and 3 of the Registration Statement, as requested.

2.	Please disclose the relationship between the Principal Shareholder and any of your affiliates. We note that Justin Davis-Rice has signed the merger agreement in the capacity of director of Bendon Investments Limited.

We have revised the disclosure on page 9 of the Registration Statement, as requested.

Securities and Exchange Commission

October 31, 2017

Risk Factors, page 25

3.	Several discrete risks are described under the caption "Our plans for international expansion include risks . . .. ." Please break out each material risk separately with a more concrete description of each.

We have revised the disclosure on pages 26 to 27 of the Registration Statement, as requested.

Forward-Looking Statements, page 53

4.	Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings. Please delete any references to the Private Securities Litigation Reform Act. See Section 27A(b)(2)(D) of the Securities Act of 1933.

We have revised the disclosure on page 55 of the Registration Statement, as requested.

Background of the Transactions, page 60

5.	Please disclose the substance and timing of all material offers, counteroffers, discussions and presentations during the course of the merger negotiations and identify the directors and/or executive officers who participated in the discussions.

We have revised the disclosure in this section of the Registration Statement, as requested.

6.	We note on page 11 you identify executive officers and directors who will continue with the surviving company. Please describe the material negotiations related to the executive officers' and directors' ongoing roles, compensation and interest in the surviving company.

We have revised the disclosure in this section of the Registration Statement, as requested.

7.	We note that on May 22, 2017 Naked received a fairness opinion from Noble Capital Markets Inc. Please disclose the material discussions and presentations between Naked and Noble, including when Naked retained Noble.

We have revised the disclosure in this section of the Registration Statement, as requested.

Securities and Exchange Commission

October 31, 2017

8.	Please describe the appointment of the Bendon directors to Naked's board as a result of the December 19, 2016 letter of intent. Also describe their role at Naked relating to the merger negotiations after their appointment to the board.

Pursuant to the terms of the letter of intent between Naked and Bendon relating to the Transactions, on January 17, 2017, the board of directors of Naked elected Justin Davis-Rice and Edward Peter Hanson to serve as directors of Naked. Messrs. Davis-Rice and Hanson played no role in the merger negotiations on behalf of Naked and abstained from any vote on the Transactions or any related matter. Mr. Hanson has no material relationship with Bendon and is considered an independent director of Naked. Accordingly, a majority of the Naked board of directors remained independent from both Naked and Bendon.

Opinion of Noble to the Naked Board of Directors, page 63

9.	We note that in performing its reviews and analyses for rendering its opinion, Noble reviewed financial projections for Naked and Bendon. Please disclose the material financial projections used by Noble.

We have revised the disclosure on pages 75 to 76 of the Registration Statement, as requested.

10.	We note that Nobles' opinion is dated May 22, 2017. Please disclose whether any material changes in Naked's operations, performance or in any of the projections or assumptions upon which Noble based its opinion have occurred since the delivery of the opinion or that are anticipated to occur before the stockholder meeting.

We have revised the disclosure on page 66 of the Registration Statement, as requested.

Material Federal Income Tax Consequences. . ., page 72

11.	We note your statement that you expect the transaction to be a tax-free reorganization. Please file your tax opinion as an exhibit and identify tax counsel in this section of the filing. Refer to Item 601(b)(8) of Regulation S-K. For guidance, see Staff Legal Bulletin 19, Section III.B and C.

We have identified Duane Morris LLP as tax counsel to Naked under the subsection “Consequences of the Reorganization for U.S. Holders” on page 77 within this section of the Registration Statement, as requested. We will file the tax opinion of Duane Morris as an exhibit to a subsequently filed pre-effective amendment to the to the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Statement

Unaudited Pro Forma condensed combined Statement of Financial Position as at January 31, 2017, page 85

Securities and Exchange Commission

October 31, 2017

12.	The summation of the pro forma combined balances for property, plant, and equipment of NZ$4,694 and intangible assets of NZ$31,533 appears to be inconsistent with the pro forma combined total non-current assets balance of NZ$23,446 presented here and on page 18. Please clarify or revise.

We have revised the disclosure to eliminate the inconsistency on pages 19 and 90 of the Registration Statement.

3. Pro Forma Assumptions and Adjustments B. Pro Forma Adjustments

i) Purchase accounting, page 92

13.	We note that $16,740 million of intangible assets have been recognized under the acquisition method of accounting in accordance with IFRS 3. It appears that you have allocated the entire net purchase price for Naked to identifiable intangible assets and goodwill. Please provide us with a detailed discussion of the methodology utilized to determine this amount and the methodology utilized to identify the assets acquired and liabilities assumed in this acquisition.

We respectfully submit the following detailed discussion of the methodology used in performing the above-referenced allocation.

IFRS 3 requires that on the respective acquisition date, the acquirer recognizes separately from goodwill, all of the identifiable (tangible and intangible) assets acquired and the liabilities assumed at their fair values.

In performing the purchase price allocation, the principles of IFRS 3 have been applied to each tangible asset on the balance sheet. The fair value of the tangible assets acquired was assessed to be $1.853m, which consists of working capital balances. Management considered the audited financial information, accounting policies applied and cut-off procedures to determine whether any necessary fair value adjustments were required. The result of this exercise was that the book value of working capital equates to fair value.

The value of identifiable intangible assets arising on acquisition was $2.608 million (customer relationships $0.503 million and trademark $2.105 million). Given a tax rate of 28%, the deferred tax liability arising on the amortizing intangible assets was $0.730 million.

The customer relationship intangible asset was valued by determining the discounted future cash flows expected to be generated from existing customers by considering current sales and applying estimated growth and retention rates. Sales growth was estimated to be 2%, retention rates estimated to be 85% and the WACC rate estimated to be 16.1%.

The trademark intangible asset was valued using a royalty relief method, which considers the hypothetical cost of paying for the license from a third party. A royalty rate of 2% was applied to expected future revenues to be generated from the Naked trademarks and the resulting cash flows discounted to present value using a WACC rate of 16.1%.

Securities and Exchange Commission

October 31, 2017

Given the purchase price of $17.863 million, identifiable tangible and intangible assets of $4.462 million (including $1.853 million tangible assets and $2.608 million intangible assets), and deferred tax liabilities of $0.730 million, the resulting goodwill was found to be $14.132 million.

Purchase price allocation (PPA)	$NZD (million)
Consideration paid	17.863
Net tangible assets	(1.853)
Total identifiable intangibles	(2.608)
Deferred tax liability	0.730
Residual goodwill	14.132

Business of Bendon, page 137

14.	We note your segment reporting disclosure on page 149. Please revise your business overview disclosure to describe your operations and principal activities as well as a description of the principal markets in which you compete.

We have revised the disclosure on page 144 and 156 of the Registration Statement, as requested.

15.	Please disclose the information required by Item 4.D of Form 20-F for your executive offices. If your executive offices are leased, please file your lease agreement as an exhibit.

We have revised the disclosure on page 147 of the Registration Statement, and have included the leases as exhibits to the Registration Statement, as requested.

Beneficial Ownership of Bendon Securities, page 157 Beneficial Ownership of Holdco Securities, page 157

16.	We note on page FS-57 that Cullen Group owns 71.8% of Bendon Limited. Please disclose the beneficial ownership of the Principal Shareholder and Cullen Investments Limited or advise.

We respectfully advise the staff that Cullen Group Ltd., Cullen Investments Limited and the Principal Shareholder are controlled by Victoria Equities Ltd. and are therefore included in the beneficial ownership table on pages 164 to 165, which we have revised to add disclosure clarifying the relationship between the entities. We note that the beneficial ownership percentage of the Cullen Group Ltd. (and therefore Victoria Equities Ltd.) as set forth in the beneficial ownership table does not match the beneficial ownership percentage set forth in the financials, as the percentage in the financials is as of January 31, 2017.

Securities and Exchange Commission

October 31, 2017

Bendon Related Person Transactions, page 160

17.	Please identify the shareholders that are party to your loan.

We have revised the disclosure on page 167 of the Registration Statement, as requested.

Exhibits, page II-1

18.	Please file your lock-up and support agreements as exhibits.

We have included the lock-up and support agreements as exhibits to the Registration Statement, as requested.

19.	Please file your loan agreement as described on page 160 as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

We will file the loan agreement as an exhibit to a subsequently filed pre-effective amendment to the Registration Statement, as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Justin Davis-Rice